Filed by AngloGold Ashanti Limited
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Golden Cycle Gold Corporation
Commission File Number: 333-149068

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
7 February 2008

AGA 06.08

ANGLOGOLD ASHANTI RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED 31 DECEMBER
2007

AngloGold Ashanti reported fourth quarter production 5% lower at 1.37Moz, principally as a result of the safety interventions in South Africa and the operational difficulties experienced at Geita gold mine in
Tanzania. Total cash costs were $404/oz, principally affected by lower production and currency movements. Adjusted headline earnings for the quarter were $18m, after deducting $64m in year end accounting adjustments, including tax provisions, rehabilitation and other adjustments.

For the year, gold production and costs were also affected by the same factors, which resulted in production of 5.5Moz, with total cash costs of $357/oz and headline earnings of $278m.

A dividend of 53 South African cents per share (or 7 US cents per share) was declared for the six months ended 31 December 2007, resulting in a total dividend of 143 cents per share (or 20 US cents per share)
for the year.

The company also announced that net of depletion, reserves had increased by 6.2Moz to 73.1Moz. This marks a 9% improvement over the prior year and includes 3.8Moz at Moab Khotsong due to the inclusion of an area adjacent to the operation to access deeper Vaal Reefs blocks to the South-West of the current mine, and 3.4Moz at Mponeng due to the inclusion of the Carbon Leader Reef Project below 120 level.
Reserve planning was based on a price assumption of $600/oz. Mineral Resources increased by 34.1Moz to 207.6Moz, based on a resource planning assumption of $700/oz. Greenfields explorations activities at
Tropicana in Western Australia, Mongwalu in the DRC and at Gramalote in Columbia contributed 6.95Moz attributable inferred resource.

In respect of the 2008 outlook the company is expecting to produce between 4.8Moz and 5.0Moz of gold at cash costs ranging from $425/oz to $435/oz, based on currency assumptions to the US dollar of R7.35/$,
A$/$0.88, BRL1.81/$ and Argentinean peso 3.10/$. This outlook statement is made in the context of the power shortage currently facing AngloGold Ashanti in South Africa, which will account for an estimated reduction of approximately 400,000oz of gold in 2008, and assumes that a sustainable 90% power supply is achieved for the remainder of the year.

Commenting on the year, Mark Cutifani, AngloGold Ashanti’s CEO said, “We have a great deal of work to do on our operational and cost performance. We are focused on putting specific plans in place to improve performance throughout our assets, in particular where recent performance has been unacceptable. The uncertainty around Eskom power supply is having a significant impact on our operations in South Africa.
This uncertainty means that our South African business faces very particular challenges right now and we’re working constructively with organized labour, Eskom and the government to ensure that we find sustainable solutions that protect the reserve integrity and potential of these operations. On a positive note, I’m pleased with the compelling reserve and resource generation that we are seeing across the business and it underlines the potential across our global portfolio. I am also pleased with the improving record in safety performance that we have started to see following the launch of our Safety is our First
Value campaign in November last year. We have redefined our approach to safety and will continue to evaluate all operational initiatives through the lens of safety.”

The full quarterly report can be found on the AngloGold Ashanti website at  www.anglogoldashanti.com

Queries

South Africa
Tel:
Mobile:
E-mail:
Alan Fine +27 (0) 11 637 6383 +27 (0) 83 250 0757
afine@AngloGoldAshanti.com
Himesh Persotam
+27 (0) 11 637 6647                      +27 (0) 82 339 3890
hpersotam@anglogoldashanti.com

Certain statements made during this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and the outlook of
AngloGold Ashanti’s operations including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.
For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2006, which was distributed to shareholders on 29 March 2007. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-
looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events.

In connection with the proposed merger transaction involving AngloGold Ashanti and Golden Cycle Gold Corporation, AngloGold Ashanti has
filed with the SEC a registration statement on Form F-4 and GCGC will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (“SEC”) as well. BEFORE
MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS
REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME
AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to GCGC’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about AngloGold Ashanti and GCGC, without charge, at the SEC’s
Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to AngloGold Ashanti, 76 Jeppe
Street, Newtown, Johannesburg, 2001 (PO Box 62117, Marshalltown, 2107) South Africa, Attention: Investor Relations, +27 11 637 6385, or
to Golden Cycle Gold Corporation, 1515 S. Tejon, Suite 201, Colorado Springs, CO 80906, Attention: Chief Executive Officer, (719) 471-
9013."